SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              FOR THE MONTH OF JULY
                                      2004



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                            Form 20-F  x     Form 40-F
                                      ---              ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes        No   x
                                      ---       ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

                                     FEMSA

Translated Agenda of the Ordinary Shareholders' Meeting to be held on July 27,
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2004
----

I. Subject to the approval of, and the conditions imposed by the Mexican Securities Commission and in accordance with Article 81 of the Mexican Securities Market Law, to increase the variable portion of the capital stock of the Company, by the issuance of common Series "B" shares and limited voting Series "D" shares, and to approve their integration into B Units and BD Units.

II.    Express waiver by the shareholders to their pre-emptive rights granted by
       Article 132 of the Mexican General Corporations Law, to subscribe the shares and units issued in accordance with Item I of the Agenda, in accordance to Article 9 of the by-laws of the Company and Article 81
       Section X of the Mexican Securities Market Law.

III. Approve the public offer in the securities markets of Mexico, the United States of America and other markets, in accordance with the Mexican Securities Market Law and other applicable foreign securities laws, of the B Units and BD Units related to the capital increase proposed in Item I of the Agenda, and the execution of all necessary or required actions related to such public offer.

IV. To authorize the Board of Directors of the Company and/or executives of the Company deemed convenient (1) to determine, after the shareholders meeting, the subscription price per share, and subscription price per unit during the public offer; (2) to determine the amount to be allocated as capital stock increase and the amount to be considered as subscription premium per share and per unit, and to communicate such determination to the shareholders of the Company, and (3) in general, to determine the manner, terms and conditions for the capital increase and the public offering of the units representing the shares issued pursuant to Item I above.

V. Approve the conditions precedent for the effectiveness of the resolutions adopted during the meeting.

VI. Issuance of powers of attorney to execute the resolutions adopted during the meeting.

VII.   Appointment of delegates for the Shareholders' Meeting.

VIII.  Approval of the minutes of the Shareholders' Meeting.


The meeting shall take place 11:00 a.m. at the auditorium of Cerveceria Cuauhtemoc Moctezuma, S.A. de C.V. located at Avenida Alfonso Reyes 2202 Norte, Monterrey, N.L., Mexico.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                                        By: /s/ Federico Reyes
                                        ----------------------
                                        Federico Reyes
                                        Chief Financial Officer


Date:  July 12, 2004